UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                    (Amendment No. _____)*

     				Gensym Corp.
      ______________________________________________________
                        (Name of Issuer)

			Common Stock, $0.01 Par Value
      ______________________________________________________
                 (Title of Class of Securities)

				37245R107
               ____________________________________
                         (CUSIP Number)

			  March 30, 2001
	-------------------------------------------------------
	(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	-x--		Rule 13d-1(b)
	----		Rule 13d-1(c)
	----		Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 37245R107             13G         Page 2 of 11 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Special Situations Fund III, L.P. ("The Fund") F13-3737427
	MGP Advisers Limited Partnership* ("MGP") F13-3263120
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See 	Instructions)
  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY
----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER   See Marxe/Greenhouse
   SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH       (7) SOLE DISPOSITIVE POWER See Marxe/Greenhouse
  REPORTING     -------------------------------------------------
PERSON WITH:   (8) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     567,100
----------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.8
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (See Instructions)

     IV/IA
----------------------------------------------------------------

* AWM Investment Company, Inc., a Delaware corporation is the General Partner of this entity.









CUSIP No. 37245R107           13G             Page 3 of 11 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Special Situations Cayman Fund, L.P. ("CAY") 98-0132442
     AWM Investment Company, Inc.  ("AWM") 11-3086452
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See 	Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands, Delaware
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER   See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER            None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH:   (8) SHARED DISPOSITIVE POWER       None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
   200,300
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   3.1
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------









CUSIP No. 37245R107          13G         Page   4  of  11 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Austin W. Marxe
     David M. Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See 	Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER          767,400
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER           None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER     767,400
 REPORTING     -------------------------------------------------
PERSON WITH:    (8) SHARED DISPOSITIVE POWER      None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

	  767,400
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	11.9
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------









 							     Page 5 of 11 Pages

Item 1.
(a)  Name of Issuer:  Gensym Corporation
(b)  Address of Issuer's Principal Executive Offices:
     125 Cambridge Park Drive, Cambridge, MA  02140
Item 2.
(a)	Name of Person Filing:  This statement is filed on behalf of (i)
Special Situations Fund III, L.P., a Delaware limited partnership ("SSF III"); (ii) Special Situations Cayman Fund, L.P., a Cayman Islands limited partnership (the "Cayman Fund"); (iii) MGP Advisers Limited Partnership, a Delaware limited partnership, ("MGP"); (iv) AWM Investment Company, Inc., a Delaware corporation ("AWM"); (v)) Austin W. Marxe and (vi) David Greenhouse. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."
(b)  Address of Principal Business Office or, if none, Residence:   The
principal office and business address of the Reporting Persons, other than the Cayman Fund, is 153 East 53 Street, New York, New York 10022. The principal office and business address of the Cayman Fund is c/o CIBC Bank and Trust Company (Cayman) Limited, CIBC Bank Building, P.O. Box 694, Grand Cayman, Cayman Islands, British West Indies.
(c) Citizenship: SSF III and MGP are Delaware limited partnerships. The Cayman Fund was formed under the laws of the Cayman Island. AWM is a Delaware corporation. Austin W. Marxe and David M. Greenhouse are United States citizens.



 								Page 6 of 11 Pages
 The principal business of SSF III and the Cayman Fund (individually, a
"Fund" and, collectively, the "Funds") is to invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. The principal business of MGP is to act as general partner of and investment adviser to SSF III.  The principal business of AWM is to act as general partner of MGP and general partner of and investment adviser to the Cayman Fund.  MGP and AWM are referred to herein,
individually, as an "Adviser" and, collectively, as the "Advisers."   The
principal occupation of Austin W. Marxe and David Greenhouse is to serve as officers, directors and members or principal shareholders of the Advisers.
2(d)		Title of Class of Securities: See cover sheets.
(e)		CUSIP Number:  See cover sheets.
Item 3.	If this statement is filed pursuant to $240.13d-1(b) or 240.13d-
2(b), check whether the person filing is a:
(a) ( )	Broker or Dealer registered under section 15 of the Act;
(b) ( )	Bank as defined in section 3(a) (6) of the Act;
(c) ( )	Insurance Company as defined in section 3(a) (19) of the Act;
(d) (x)	Investment Company registered under section 8 of the Investment
Company Act of 1940;
(e) (x)	An Investment Adviser in accordance with $240.13d
		-1(b)(I)(ii)(E);
(f) ( )	An employee benefit plan or endowment fund in accordance with
$240.13d-1(b)(I)(ii)(F);
(g) (x)	A parent holding company or control person in accordance with
$240.13d-1(b)(1)(ii)(G);

                                                Page 7 of 11 Pages
(h) ( ) 	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;
(i) ( )   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of
1940;
(j) ( )   Group, in accordance with $240.13d-1(b)(1)(ii)(J).
See Exhibit A attached hereto.
Item 4.	Ownership:
(a)  Amount Beneficially Owned:   767,400 shares of Common Stock are
beneficially owned by Austin W. Marxe and David Greenhouse; of which 567,100 shares of common stock are owned by SSF III and 200,300 shares of common stock are owned by the Cayman Fund.
(b) Percent of Class: 11.9 percent of the Common Stock are beneficially owned by Austin Marxe and David Greenhouse. 8.8 percent of the Common Stock are beneficially owned by SSF III and 3.1 percent are owned by the Cayman
Fund.
(c) Number of Shares as to which the person has Rights to Vote and/or Dispose of Securities: SSF III, CAY, MGP, and AWM have sole power to vote or to direct the vote and to dispose or to direct the disposition of all securities reported hereby which are respectively beneficially owned by each Fund and its Adviser.
Austin Marxe and David Greenhouse have shared power to vote or to direct the vote of and to dispose or to direct the disposition of securities reported hereby which are beneficially owned by Austin Marxe and David Greenhouse by virtue of being Executive Officers of the Investment Advisers.

                                                Page 8 of 11 Pages
Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the
class of securities, check the following    .
Item 6.Ownership of More than Five Percent on Behalf of Another Person: SSF III and CAY, as owners of the securities in question, have the right to receive any dividends from, or proceeds from the sale of, such securities.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: See Exhibit A attached hereto.
Item 8. Identification and Classification of Members of the
 Group:  Not applicable
Item 9. Notices of Dissolution of Group:  Not applicable.
Item 10.	Certification:
			By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





							Page 9 of 11 Pages
					SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2001


			SPECIAL SITUATIONS FUND III, L.P.


			By:/s/ Austin W. Marxe
			   Austin W. Marxe
			   Managing Director

			MGP ADVISERS LIMITED PARTERSHIP


                   By:/s/ Austin W. Marxe
                      Austin W. Marxe
President and Chief Executive Officer


			SPECIAL SITUATIONS TECHNOLOGY FUND, L.P.

          	By:/s/Austin W. Marxe
                     Austin W. Marxe
                     President and Chief Executive Officer

			SST ADVISERS, L.L.C.


			By:/s/ Austin W. Marxe
                     Austin W. Marxe
                     President and Chief Executive Officer


			SPECIAL SITUATIONS CAYMAN FUND, L.P.


			By:/s/Austin W. Marxe
                     Austin W. Marxe
                     Managing Director


								Page 10 of 11 Pages


			AWM INVESTMENT COMPANY, INC.


			By: /s/ Austin W. Marxe
                      Austin W. Marxe
			    President and CEO



				/s/ Austin W. Marxe
				AUSTIN W. MARXE



				/s/David M Greenhouse
				DAVID M. GREENHOUSE



































						Page 11 of 11 Pages




EXHIBIT A


	This Exhibit explains the relationship between the Reporting Persons. MGP Advisers Limited Partnership (MGP), a Delaware limited partnership, is the general partner of the Special Situations Fund III, L. P., a Delaware Limited Partnership. AWM Investment Company, Inc., a Delaware corporation, is the general partner of MGP and the general partner of and investment adviser to the Cayman Fund. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM and are principally responsible for the selection, acquisition and disposition of the portfolios securities by the investment advisers on behalf of their Fund.